Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

Rite Aid Corporation (the “Company”) distributed a “Down to Business” presentation of John Standley, Chairman and Chief Executive Officer of the Company, providing information about the Company’s operating results for its fourth quarter and fiscal year ended March 3, 2018. A copy of that document is below:

Rite Aid Corporation

Down To Business with John Standley — Q4 Fiscal 2018 Results

Video Script Taped: 4/12/2018

Distributed to all Rite Aid Employees 4/12/2018

Hello everyone, and welcome to Down to Business. Today, I’d like to take some time to discuss our fourth-quarter and full-year results, and how we’re building critical momentum in creating the “new” Rite Aid heading forward.

We made significant progress in many areas during the fourth quarter.

Our Retail Pharmacy Segment, which includes Rite Aid stores, delivered strong results with an increase in Adjusted EBITDA over the prior year. Our Pharmacy Services Segment, which includes EnvisionRxOptions, is off to a strong start in the new commercial selling season. And shortly after the quarter ended, we successfully completed our sale of more than 1,900 stores to Walgreens, which is delivering significant benefits to our organization.

However, our most significant development was that we entered into a definitive merger agreement with Albertsons to create a truly differentiated leader in food, health and wellness.

We’re really excited about the merger. It makes sense for us strategically and financially — the merger will transform Rite Aid by increasing geographic presence, adding new levers for growth, and solidifying our financial strength.

As a result, the merger has the potential to create compelling value for our customers and shareholders. Our board and management believes this merger is the best, value-enhancing alternative available for the company and our shareholders.

In terms of our results for the quarter, we have introduced a new metric called pro-forma Adjusted EBITDA from continuing operations. This metric takes our Adjusted EBITDA and adds the Walgreens TSA fees we would have earned if all the stores sold to Walgreens were being supported under the TSA for the entire respective period. It also adjusts for the extra week in fiscal 2017.

In the fourth quarter, our pro-forma Adjusted EBITDA from continuing operations was $173.2 million compared to $180.8 million in the prior-year period.

In terms of these results, a key highlight was the improvement of our Retail Pharmacy Segment Adjusted EBITDA compared to the prior year, which was due in large part to stronger gross margin and good expense control.

While Adjusted EBITDA in the Pharmacy Services Segment decreased primarily due to a decline in commercial business and changes in our Medicare Part D membership, we have already secured 200,000 new lives in our commercial and health plan businesses for the new selling season. We anticipate that this sales momentum will continue throughout the year. We’ve also seen strong growth in our Medicare Part D enrollment, with 188,000 new lives year over year as of January.

As a team, we’ve done a tremendous job of achieving stronger results during a very busy time. Throughout the quarter, we were transferring a majority of the 1,900 stores to WBA, and these cut overs went very well.

Thanks to these outstanding efforts, we have significantly reduced our debt and put Rite Aid in a much better financial position. As we begin our new fiscal year, we are generating significant momentum in key areas of our business.

Customers are responding positively to the introduction of wellness+ Rewards BonusCash, which has replaced the issuance of Plenti points and is now a key driver in our weekly promotional program.

We continue to focus on finding new ways to make our highly popular loyalty program even stronger.

Other highlights include:

• Positive results in our Wellness stores, which continue to outperform the rest of the chain.

• Improvement in our private brand, or “own brand” penetration, which represents a significant opportunity to drive profitability.

• Continued progress in engaging with payor partners, with all major contracts having been signed for fiscal 2019 and better predictability on reimbursement rates and access.

• Initial conversations to participate in additional Medicare Part D preferred networks and effectively manage our drug purchasing costs long term.

• And an increase in specialty pharmacy revenue for Envision, which grew 14 percent in the fourth quarter compared to the same period last year.

In addition to all these areas of success, we had an excellent year with immunizations.

In fiscal 2018, we set an all-time company record for total immunizations with

4.4 million, and our go-forward stores administering more than 2.7 million.

Great job team!

This is a big win, and we continue to be highly focused on promoting all of our immunizations like the new shingles vaccine.

Heading forward, it’s also important to note we will fully cycle significant plan exclusions by the end of the second quarter and therefore expect same-store prescription counts to be stronger in the back half of the fiscal year.

With momentum building in critical areas, we have tremendous confidence in our strategy for the “new” Rite Aid.

At the same time, we are excited about the potential to accelerate this strategy by combining with Albertsons to create a leading food, health and wellness company.

We took an important step toward completing the merger with the recent expiration of the Hart-Scott-Rodino waiting period.

The merger remains subject to other customary closing conditions, including the approval of Rite Aid shareholders, and we will be setting a date and time for a special shareholder meeting in the coming months.

Subject to these approvals, we expect the merger to close in the early part of the second half of calendar 2018.

In addition, we are pleased to see the positive results that Albertsons released on April 11, which showed strong growth in comparable sales and Adjusted EBITDA for the fourth quarter.

As we look to make the most of this transformative opportunity, our most important priority is to continue working together in providing an outstanding Rite Aid Experience to our customers and fellow associates.

Fiscal 2018 was a year of significant change, and I could not be more proud of the great work you’ve done.

From an all-time record for immunizations and successfully completing the asset sale to implementing a new field leadership structure and delivering higher customer satisfaction, your dedication to delivering positive results has been nothing short of extraordinary.

Thank you for everything you’re doing to deliver a higher level of care to our customers.

Together, we will continue to build even more momentum for the “new” Rite Aid.

Remember, behind every positive result, is a positive customer experience. Thanks for watching, and have a great day.

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Cautionary Statement Regarding Forward Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Rite Aid’s outlook for fiscal 2019, the pending merger (the “Merger”) between Rite Aid and Albertsons; the expected timing  of the closing of the Merger and the subsequent closings of the sale of Rite Aid distribution centers and assets to WBA; the ability of the parties to complete the Merger considering the various closing conditions to the Merger; the ability of the parties to complete the distribution center closing considering the various closing conditions applicable to the distribution centers and related assets being transferred at such distribution center closing; the outcome of legal and regulatory matters in connection with the Merger and the sale of stores and assets of Rite Aid to WBA; the expected benefits of the transactions such as improved operations, growth potential, market profile and financial strength; the competitive ability and position of Rite Aid following completion of the proposed transactions; the ability of Rite Aid to implement new business strategies following the completion of the proposed transactions and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,”

“expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, our high level of indebtedness and our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our debt agreements; general economic, industry, market, competitive, regulatory and political conditions; our ability to improve the operating performance of our stores in accordance with our long term strategy; the impact of private and public third-party payers continued reduction in prescription drug reimbursements and efforts to encourage mail order; our ability to manage expenses and our investments in working capital; outcomes of legal and regulatory matters; changes in legislation or regulations, including healthcare reform; our ability to achieve the benefits of our efforts to reduce the costs of our generic and other drugs; risks related to the proposed transactions with WBA, including the possibility that the remaining transactions may not close, or the business of Rite Aid may suffer as a result of uncertainty surrounding the proposed transactions; risks related to the expected timing and likelihood of completion of the Merger, including the risk that the Merger may not close due to one or more closing conditions to the Merger not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Merger or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability to realize the anticipated benefits of the proposed transactions with Albertsons and WBA; risks related to diverting management’s or employees’ attention from ongoing business operations; the risk that any announcements relating to the Merger could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the Merger and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that Rite Aid’s stock price may decline significantly if the Merger or sale of distribution centers and related assets to WBA is not completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transactions; potential changes to our strategy in the event the remaining proposed transactions do not close, which may include delaying or reducing capital or other expenditures, selling assets or other operations, attempting to restructure or refinance our debt, or seeking additional capital, and other business effects. These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and in the registration statement on Form S-4, as it may be amended, that was filed with the SEC by Albertsons on April 6, 2018 in connection with the Merger, and in other documents that we file or furnish with the Securities and Exchange Commission (the “SEC”), which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date they are made. Rite Aid expressly disclaims any current intention to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4 that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus, as it may be amended, that has been filed with the SEC on April 6, 2018. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reconciliation of Non-GAAP Financial Measures

The company separately reports financial results on the basis of Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share, Adjusted EBITDA and Pro-Forma Adjusted EBITDA which are non-GAAP financial measures. See the attached tables for a reconciliation of Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share, Adjusted EBITDA and Pro-Forma Adjusted EBITDA to net income (loss), and net income (loss) per diluted share, which are the most directly comparable GAAP financial measures. Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share exclude amortization of EnvisionRx intangible assets, merger and acquisition-related costs, loss on debt retirements, LIFO adjustments, goodwill impairment and the Walgreens Boots Alliance, Inc. termination fee. Adjusted EBITDA is defined as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, goodwill impairment, inventory write-downs related to store closings, debt retirements, the Walgreens Boots Alliance, Inc. termination fee, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets and revenue deferrals related to our customer loyalty program).

The company’s management team routinely evaluates how it measures the company’s financial performance.  In connection with such review, the company determined that it would be beneficial to investors to reflect what the company’s financial results would have been had it received all of the fees that it would have earned pursuant to the TSA Agreement with WBA for the relevant period.  As a result, the company hereby introduces the non-GAAP financial measure Pro Forma Adjusted EBITDA which is defined as Adjusted EBITDA plus the fees that would have been earned under the TSA, and in order to improve comparability, Pro Forma Adjusted EBITDA further adjusts results so that periods contain the same number of weeks.

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